July 24, 2025

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Themes ETF Trust, File Nos. 333-271700; 811-23872

Dear Mr. Bellacicco:

This correspondence responds to comments provided by telephone by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2025 pursuant to its review of Post-Effective Amendment No. 37 (the “Amendment”) to the registration statement for Themes ETF Trust (the “Registrant” or the “Trust”) with respect to the Leverage Shares 2x Capped Accelerated COIN Monthly ETF, Leverage Shares 2x Capped Accelerated MSTR Monthly ETF, Leverage Shares 2x Capped Accelerated NVDA Monthly ETF, Leverage Shares 2x Capped Accelerated PLTR Monthly ETF, and Leverage Shares 2x Capped Accelerated TSLA Monthly ETF (the “Funds”) filed on Form N-1A with the SEC on June 4, 2025. For your convenience, the comments have been reproduced with responses following each comment. The captions used below correspond to the captions used in the Amendment. All capitalized terms not otherwise defined herein have the meaning given to them in the Amendment. New text added in response to the comments is in italics and text removed is stricken out.

GENERAL

1.	The Staff reminds the Registrant that the Trust and its management are responsible for the accuracy and adequacy of the disclosures in the Amendment, notwithstanding any review, comment, action or absence of action by the Staff.

Response: The Registrant acknowledges the comment.

2.	Please provide your response to the Staff’s comments on EDGAR at least 5 business days in advance of the effective date of the Amendment, if possible.

Response: The Registrant acknowledges the comment.

3.

The Staff notes that the series in this filing appear to be making significant strategy changes such that the series appear to be pursuing entirely new strategies. However, as these are existing series the facing sheet indicates that the Amendment will become effective 60 days after filing. Please delay the effective date by 15 days.

Response: Post-effective amendments filed for the purpose of adding a series become effective 75 days after filing pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “1933 Act”). This Amendment was filed for the purpose of making material changes to existing series of the Trust. As such, pursuant to Rule 485(a)(1) under the 1933 Act, the Amendment shall become effective on the sixtieth day after filing, as noted on the facing sheet of the Amendment. The Registrant respectfully declines to delay the effective date of the Amendment.

PRACTUS, LLP

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211

Practus.com

PROSPECTUS

4.	Modify the bullet points on the cover page to clarify what returns investors experience if the price of the underlying stock declines.

Response: The bullet points on the cover page have been revised as follows:

“The Fund does not provide a buffer against losses experienced by the Underlying Stock. If the Underlying Stock’s share price decreases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Fund shares for the entire Outcome Period with a return that matches the decrease in value experienced by the Underlying Stock. An investment in the Fund is appropriate only for investors willing to bear those losses.”

5.	Under Principal Investment Strategies of the Fund, revise the second bullet point by inserting after the word “tracks” the phrase “one for one”. Please also add disclosure to clarify that there is no limit or floor on the downside performance.

Response: The second bullet point has been revised as follows:

“●	Downside performance that approximately tracks one for one the negative share price return of the Underlying Stock. The Fund does not provide a buffer, floor or other protection against losses.”

In addition, the following disclosure has been added to Principal Investment Strategies of the Fund:

“The Fund does not provide a buffer, floor or other protection against losses. If the Underlying Stock’s share price decreases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Fund shares for the entire Outcome Period with a return that matches the decrease in value experienced by the Underlying Stock.”

6.	Please confirm that the phrase “buying shares of the Underlying Stock” in the penultimate sentence of the section titled The Current Outcome Period is accurate.

Response: The phrase cited has been removed as follows:

“The returns that the Fund seeks to provide do not take into account ~~the costs associated with buying shares of the Underlying Stock and any other~~ expenses incurred by the Fund.”

7.	Please confirm that the phrase “expiring in one year” in the first sentence of the section titled Outcomes Targeted by the Fund is accurate.

Response: The disclosure has been revised as follows:

“For each Outcome Period, the Fund obtains exposure to the share price return of the Underlying Stock by creating a synthetic long position in the Underlying Stock by buying a call option and selling a put option, each with a strike price that is approximately at-the-money (“ATM”) relative to the Underlying Stock and expiring in one ~~year~~ month or later, that references the price performance of the Underlying Stock.”

8.	If accurate, please revise the first sentence of the fifth paragraph of the section titled Outcomes Targeted by the Fund to state that a new set of “three” options will be traded to create the synthetic long position in the Underlying Stock, the Accelerated Return and the Approximate Cap for the next Outcome Period.

Response: A set of three call options is typically traded to create the Accelerated Return and the Approximate Cap and additional options are bought and sold to create the synthetic long position in the Underlying Stock. It would therefore not be accurate to revise the sentence as suggested and, accordingly, no change to the disclosure has been made.

9.	With respect to the section titled Monthly Distributions:

a.	Clarify what the distributions will consist of, for example income, capital gains, and/or return of capital.

b.	Please tailor the tax disclosures to the Fund’s strategy and discuss the implications of making monthly distributions to shareholders, particularly if most of the Fund’s distributions are anticipated to be return of capital.

Response: Making monthly distributions is no longer a principal investment strategy of the Fund and the section titled Monthly Distributions and any other related disclosures have therefore been removed.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@practus.com.

Sincerely,

/s/ Tina H. Bloom
Tina H. Bloom
Trust Counsel

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